May 8, 2009

Mail Stop 3010

Mr. Renato Fassbind
Chief Financial Officer
Credit Suisse Group AG
Paradeplatz 8, P.O. Box 1, CH 8070
Zurich, Switzerland

> **Re:** **Credit Suisse Group AG**
> **Form 20-F for the year ended December 31, 2008**
> **Filed March 24, 2009**
> **File No. 001-15244**

Dear Mr. Fassbind:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

II – Operating and financial review

Private Banking

1. You disclose that you recorded CHF 766 million of net provisions relating to ARS in 2008. Please provide us with a breakout of this amount which discusses the details of any settlements including the counterparties, any fines, and costs

included in the provisions. Please also clarify if the provisions include any amounts recorded for commitments to repurchase securities from clients and how those amounts were determined, if applicable. Furthermore, in Note 3 you disclose that you recorded additional provisions of CHF 0.3 billion as of December 31, 2008 for private legal proceedings relating to the sale of ARS in connection with your Private Banking business due to developments through March 2009. Based on your disclosure in the Legal proceedings section of your filing, it appears that the additional provisions relate to the ST Microelectronics award. We note that the ST brokers no longer work for your company and have been criminally indicted for actions related to ARS. Please discuss any implications resulting from the outcome of these proceedings in your response. Also, tell us what consideration you gave to SFAS 5 when determining the appropriate accruals and disclosures related to ARS litigation.

2.   You disclose that one of the reasons that the operating expenses in Wealth Management increased was a charge of CHF 190 million relating to the close-out of a client's account. Please explain the details regarding the close-out of this account and how you incurred the charge. Please also tell us management's expectations for the future regarding other clients closing out accounts.

Note 27 – Employee share-based compensation and other compensation benefits

Other compensation benefits

3.   Please tell us what consideration you gave to including a breakout of the type of assets that make up the Asset Pool and where the assets are included in your financial statements.

4.   In the Investment Banking section of Part II – Operating and Financial Review, you present a table that represents selected risk exposures. In a footnote to the table, you disclose that the impact of the PAF transaction of CHF 1.3 billion was excluded. You also disclose in Note 27 that total compensation expense recognized in 2008 related to PAF was CHF 457 million, and the estimated unrecognized compensation expense as of December 31, 2008 of CHF 229 million will be recognized during 2009. Please explain to us the difference between the amount disclosed as the impact of the PAF transaction and the amounts that were recorded or will be recorded as compensation expense.

Note 30 – Derivatives and hedging activities

Credit derivatives

5.   We note your disclosures regarding credit derivatives. Please tell us and also consider disclosing in future filings the following information:

- Separately quantify the gross realized gains and losses from your credit derivative activity.
- Discuss any trends experienced within the portfolio both in terms of positions held and realized gains and losses. Specifically disclose the reasons for the significant changes in the notional amounts as well as the reasons for the changes in the fair values of the credit derivatives. Discuss any expected changes to those trends.
- Discuss the types of counterparties (e.g. broker-dealers, other financial institutions, non-financial institutions, and insurance and financial guaranty firms) to your credit protection purchased. Consider quantifying the notional amount of credit derivatives by type of counterparty, separated between whether you purchased protection from the counterparty or sold protection to the counterparty.
- Discuss how you incorporated your own credit risk and the counterparty's credit risk in your valuation of the credit derivative.

6.   Please clarify for us where your credit derivatives are classified within the fair value hierarchy.

Note 32 – Transfers of financial assets and variable interest entities

Securitizations

7.   We note that in 2008 you purchased previously transferred financial assets or its underlying collateral from CMBS and RMBS securitizations. Please tell us the reasons for these purchases and if you expect or are obligated to purchase any other transferred financial assets from these securitizations in the future. Please also tell us if you have any liabilities recorded related to potential future purchases.

Note 33 – Financial instruments

Fair value of financial instruments

8.   We note your rollforward of the assets and liabilities measured at fair value on a recurring basis for Level 3. In future filings please present transfers in and out separately in the rollforward or provide amounts on a gross basis in a footnote to the table. Provide us with your proposed disclosure.

9.   Please tell us and disclose in future filings the reasons for the material increases or decreases in Level 3 assets and liabilities resulting from your transfer of assets and liabilities from, or into, Level 1 or Level 2. For the material amounts of assets or liabilities transferred into Level 3, please discuss the specific significant inputs that you no longer consider to be observable.

10.   We note that your rollforward of the assets and liabilities measured at fair value on a recurring basis for Level 3 includes a column titled 'Other.' Please tell us what consideration you gave to breaking out this column further into individual asset and liability types.

11.   We note your tabular disclosure of gains and losses on assets and liabilities measured at fair value on a recurring basis for Level 3. In future filings please also separately quantify gain or loss for instruments that were transferred into Level 3 during the period. Provide us with your proposed disclosure.

12.   We note that the net losses and gains related to level 3 assets and liabilities materially impacted your revenues in 2008 and 2007, respectively. Please disclose in future filings how realized and unrealized gains or losses specifically on level 3 assets and liabilities affected your results of operations, liquidity or capital resources for all periods presented. Please disclose the reason for any material change in the fair values and consider discussing whether you believe the fair values diverge materially from the amounts you currently anticipate realizing upon settlement or maturity, including the basis for your views. Please provide us with your proposed disclosure.

13.   In future filings please expand your disclosure to describe the nature and type of assets underlying asset-backed securities, for example, geographic information and the years of issuance as well as information about the credit ratings of the securities, including changes or potential changes to those ratings. Please provide us with your proposed disclosure.

14.   We note your qualitative disclosures regarding your valuation techniques. In future filings please quantify the extent of your use of brokers and pricing services separately and whether prices/quotes are adjusted. Discuss key judgments in arriving at ultimate fair value used (i.e. how many quotes are obtained, how you arrived at the ultimate value if multiple quotes are obtained, whether quotes are binding or non-binding). Please provide us with your proposed disclosure.

15.   In future filings please include an expanded discussion of how you validate the techniques or models you use to fair value your financial instruments including how often they are performed, personnel involved, etc. Please provide us with your proposed disclosure. Also, please discuss how sensitive the fair value estimates for your material assets and liabilities are to the significant inputs your techniques or models used (i.e. discount rates, prepayment rates, etc).

16.   For financial instruments affected by a lack of market liquidity, expand your disclosure in future filings to discuss how the lack of liquidity impacted the

valuation techniques you used and how you factored illiquidity into the fair value determinations of those financial instruments. Also discuss how and why assumptions changed from period to period. Please provide us with your proposed disclosure.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3782 if you have questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant